Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

On July 18, 2003, Business Objects, S.A. and Crystal Decisions, Inc. held a joint conference call relating to Business Objects’ proposed acquisition of Crystal Decisions. The following is a transcript of the conference call.

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Event Transcript

BOBJ - Business Objects Conference Call

Event Date/Time: Jul. 18. 2003 / 4:30PM ET
Event Duration: 1 hr 14 min

OVERVIEW

2Q03 preliminary EPS estimate will be in the range of $0.17-0.18. The acquisition is valued at approx. $820m, and the consideration is paid in a mix of cash and equity with $300m in cash and 26.4m shares in equity. The ownership of the combined entity will be distributed as 71% for the BOBJ's shareholders and 29% for Crystal Decisions shareholders. Q&A Focus: Sales team, R&D focus, revenue, cost synergies, etc.

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BOBJ - Business Objects Conference Call

C O R P O R A T E     P A R T I C I P A N T S

Don Markley
Business Objects - Director of Investor Relations

Bernard Liautaud
Business Objects - President and Chief Executive Officer

Jim Tolonen
Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

Jon Judge
Crystal Decisions - President and Chief Executive Officer

Bill Gibson
Crystal Decisions - Chief Operating Officer

John Olsen
Business Objects - President and Chief Operating Officer

C O N F E R E N C E     C A L L
P A R T I C I P A N T S

Tom Ernst
Thomas Weisel Partners - Analyst

Tad Piper
US Bancorp Piper Jaffray - Analyst

Ed Maguire
Merrill Lynch - Analyst

Jason Kraft
AG Edwards - Analyst

Scott Penner
TD Newcrest - Analyst

David Beck
RBC Capital Markets - Analyst

Imran Khan
Fulcrum Global Partners - Analyst

Nathan Schneiderman
Wedbush Morgan Securities - Analyst

Brent Williams
McDonald Investments - Analyst

Kash Rangan
Wachovia Securities - Analyst

Graham Tinaca
Pinnacle Capital Management - Analyst

P R E S E N T A T I O N

Operator

Good afternoon ladies and gentlemen and welcome to the Business Objects conference call. At this time all lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number one, on your telephone keypad. If you would like to withdraw your question, press star, then the number two, on your telephone keypad. I would now like to turn the conference over to Mr. Don Markley, Director of Investor Relations. Please go ahead sir.

Don Markley - Business Objects - Director of Investor Relations

Good afternoon and thank you for joining us to discuss our just-announced agreement to acquire Crystal Decisions. This call may not be reproduced in whole or in part without the written permission of the company. For this call, we have a set of slides that accompany the speakers’ comments. You may access those slides by going to our website www.businessobjects.com, go to the investors section and then click on the conference call link. On the call today are Business Objects Chief Executive Officer, Bernard Liautaud, the President and Chief Operating Officer, John Olsen, Business Objects Chief Financial Officer, Jim Tolonen, and the CEO of Crystal Decisions, John Judge, and the Chief Operating Officer of Crystal, Bill Gibson. Before we begin, I will read a forward-looking statement. During this call, we will make forward-looking statements that involve risks and uncertainties concerning Business Objects’ proposed acquisition of Crystal Decisions, Business Objects’ expected financial performance, as well as Business Objects’ strategic and operational plans. Actual events or results may differ materially from those described in this call due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, the reaction of customers of Business Objects and Crystal Decisions to the transaction, Business Objects’ ability to successfully integrate Crystal Decisions’ operations and employees; Business Objects’ ability to transition Crystal Decisions’ customers, the introduction of new products by competitors or the entry of new competitors into the market for Business Objects’ and Crystal Decisions’ products, and economic and political conditions in the US and abroad. More information about potential factors that could affect Business Objects’ business and financial results are included in Business Objects’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including under the captions, Risk Factors and Management’s Discussion and Analysis of Financial Conditions and Results of

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Operations, which are on file with the Securities and Exchange Commission, and available at the SEC’s website at www.sec.com, and will be included in Business Objects’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002, the Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003, and Crystal Decisions’ Registration Statement on Form S-1 and all amendments thereto, initially filed by Crystal Decisions with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release or this call. Following the presentation, we will have a Q&A session. Please limit yourself to one question and one follow-up question. Now I’ll introduce Bernard Liautaud, CEO of Business Objects.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Good morning everyone and thank you for participating in this call. As you know, at 1:00 PM Pacific Time, we have announced that Business Objects has signed a definitive agreement to acquire Crystal Decisions. We believe that this is a deciding moment for the industry. Two leaders in their respective segments, with highly complementary products, channels and talents, are combining to form the clear leader in the BI space. Business Objects is a leading provider in business intelligence solutions with a focus on ad hoc query reporting and analysis for power users and executives. Crystal Decisions is a leader in enterprise reporting for information consumers. Together, we create a clear leader in enterprise business intelligence solutions along all the dimensions of the business. Revenue size, strength and completeness of the product line, power distribution, and international presence. Today, I am delighted to be joined by John Judge and Bill Gibson, respectively, Chief Executive Officer, and Chief Operating Officer of Crystal Decisions, as well as John Olsen and Jim Tolonen, Chief Operating Officer, and Chief Financial Officer of Business Objects. The agenda for today is a review of preliminary results for Q2, a discussion on the strategy rational for the deal, the review of our integration principles and the financial highlights. Before I spend time in discussing the acquisition, I would like to indicate the preliminary results of Business Objects for the quarter that just ended June 30, 2003. As a reminder, our guidance for the quarter was a revenue range of $119m to $123m for revenue, and an earnings per share range of $0.14 to $0.18. Business Objects had a strong quarter in Q2. Although we cannot yet give the final results, as our closing process is not quite finished, we can already say that the revenue will be between $127m and $129m, and that the earnings per share would be between $0.17 and $0.18.

We will have a full earnings call to discuss these results in detail on July 31st. Let me now talk about the- transaction. Earlier today, we signed a definitive agreement to acquire Crystal Decisions. The acquisition is valued at approximately $820m. The consideration is in a mix of cash and equity. The cash consideration is $300m and the equity consideration is made up of 26.4m shares. Based on the July 18th, 2003 closing price, the ownership of the combined entity will be distributed in the following way; 71% for the Business Objects’ shareholders and 29% for the Crystal Decisions’ shareholders. The transaction needs to go through the regulatory approvals and is expected close in Q4, 2003.

Let me now highlight a few key indicators of both companies’ financials. For the 12 months ending March 31st, 2003, Business Objects had $466m in total revenue versus $271m for Crystal Decisions, which equate to total revenue of $736m. Business Objects had a 9% operating margin versus a 14% operating margin for Crystal Decisions. Crystal Decisions had higher license content in its revenue mix than Business Objects, and higher operating margin. With this transaction, Business Objects ends up with stronger financials, not only a strong revenue leadership in BI, but also a higher license percent of its revenue and better operating and net margins. This is therefore an extremely appealing combination. This is not a merger of two-troubled companies. This is not the acquisition of a broken entity by another player trying to get entry into a part of the market. This is the combination of two highly respected and recognized leaders for the greater good of the customers and the market. So, with this acquisition Business Objects enables the combination of two strong growing and profitable companies, with combined revenues over $736m. The transaction will be accretive to 2004 consensus EPS before any revenue or cost synergy, and before purchase accounting adjustments. Later in the presentation we will go into details of this different adjustments. As you will see in the upcoming comments, we believe Business Objects is gaining new opportunities for growth. The two organizations are highly complementary in terms of products, channels, and skill sets. Finally, we believe there are important opportunities for cost synergies in all areas of the business, which would translate in

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cost savings for the combined company in the order of $25m for the year 2004.

Before we talk about the market dynamics and the business rational for the transaction, I would like to spend a few minutes going over Crystal Decisions. Although very-well known to the business-intelligence community, Crystal Decisions is relatively unknown to the investment (ph) community. It is, however, a remarkable company in many ways. It is the established leader in enterprise reporting and is the fastest-growing company in the business intelligence market. Crystal Decisions was founded in 1984 and is headquartered in Vancouver in Canada. Throughout the past decade, Crystal has established itself as a strong leader in enterprise reporting, with accretion of one of the largest customer bases of the industry. Crystal Decisions has about 25,000 customers and has sold more than 14m licensees. Their flagship product, Crystal Reports, is embedded in hundreds of application through more than 360 OEM partnerships with premiere software companies, including SAP, Microsoft, Hyperion, and PeopleSoft. In particular, Crystal Reports has been the tool of choice for Microsoft developers, and has been embedded in Visual Studio for nearly 10 years. Crystal Decisions has over 1,700 employees, with 600 in sales and marketing, and more than 430 in the research and development. Because of its deployment to so many users and so many companies, the Crystal brand is one of the most well known brands in the business intelligence space. In the past several years, Crystal Decisions has shown remarkable business performance and consistency. As you can see on the chart, if you can see the slide, they not only have scaled to significant revenue levels in the past three years, but also had reached strong levels of profitability. In the first quarter of 2003, they reached an operating margin of close to 15.9%. They also have progressively scaled their cash position to about $95m at the end of March 2003.

Finally, as I mentioned earlier, Crystal Decisions is the fastest growing company in business intelligence software. In 2002, Crystal Decisions grew at more than 33% over the previous year, at a time when most vendors had little or negative growth. Its growth performance has been steady over the past 11 quarters. It is also important to know that this growth was balanced between license and service. This combination also leverages current market dynamics. I believe that the business intelligence space has three main characteristics today. First, it is rapidly growing. Indeed it enables customers to get more visibility on to their business in a time when it is highly needed. It offers strong return on investment and fast paybacks, based on fairly small upfront investments. And BI is viewed more and more as a fair - as a way for customers to unlock the value of the significant investments they have made in their ERP and CRM implementations. Second, it is under penetrated. Most studies indicate that only 10% to 15% of the potential market has been reached. Most business people are in need of business intelligence solution, but most do their job without one, resulting in poor decision-making and in the end underperforming businesses. Third, it is still an immature and fragmented market. There are many companies playing in this space and there is no clear leader. It is not unusual to see customers with 10 to 15 different BI products in use in their organization.

We believe the market is therefore in need for a market leader. Customers are looking for ways to rationalize their IT investments. And for that, they need to reduce their number of suppliers. They want to keep a few partners, which have broad and integrated product capabilities, so they can fulfill all their requirements from one vendor. And they want financially robust and dependable partners. Because business intelligence is becoming more and more strategic, they cannot afford to take inconsiderate risks with vendors whose viability is uncertain and may not offer them the set of products and services that they will need. Therefore, our belief is that the customers want to standardize on one BI product set for their company. Standardization enables them to reduce administration costs, procurement costs, and integration risks and have more disciplined software deployments. We believe that with this transaction, Business Objects will deliver on exactly what the market is asking for; best of breed products in all segments in business intelligence from one single vendor, a safe and reliable partner for all their future needs.

Let us now discuss the strategic rational for the transaction and the vision for the combined company. Business Objects acquisition of Crystal Decisions brings together two companies that have highly complementary strength across multiple dimensions, specifically products, channels and international coverage. With this acquisition, Business Objects becomes the clear revenue leader in business intelligence, with more than 33% leadership over the second player. Business Objects will have the strongest and most complete product line and a very powerful range of sales channels. We will have significant expansion opportunities through product cross-sell and international expansion. Finally and probably most importantly, I believe the company will provide an unmatched value to the customer. The chart, as you can see, reflects the power of the combination. Based on trailing 12 months ending end of March, the combined company would have $736m of revenue compared to $551m for Cognos and less than $200m for the remaining competitors. The company will have over 700 partners, 16m licenses sold, over 20 patents approved or pending, more than

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3,800 employees, including a 1,000 in product development and a combined base of 43,000 customers.

Let us talk about products. Put together, the products will be able to fulfill the needs of all users throughout the corporation. Business Objects’ strength has traditionally been with the power users for ad hoc query, reporting, interactive analysis and more recently through our foray into dashboards, EPM, and analytical applications, we have created a strong offering for executives. On the other hand, Crystal Decisions’ strength has been focused in enterprise reporting for information consumers. That is a consumption of report by large numbers of people within a corporation. Second, each product portfolio brings a set of strengths in the different segments of business intelligence. Business Objects is strong in data integration, EPM, analytic framework, and applications, where Crystal Decisions has limited offering. Business Objects brings strength in ad hoc query reporting and analysis, and Crystal Decisions brings leading strength in enterprise reporting. Together, Business Objects and Crystal Decisions will offer a best-of-breed capability in every segment.

Let’s talk about channels where here also both companies bring complementary strength. Business Objects’ strength has traditionally been in enterprise sales and system integration relationships. Crystal Decisions’ strength has traditionally been in the OEM business, inside sales, and their reselling network. Recently, they have built a very successful enterprise sales organization, with a mission to up-sell into the large corporate customers. This complementary set of channels gives the ability to Business Objects to expand OEM relationships and also leverage each of the channels for up-sell and cross-sell. To be specific on the product cross-sell opportunity, one of the great assets of the combined company will be its significant customer base. The combined sales force will be able to sell Business Objects’ products into the Crystal Decisions info base strong of 25,000 customers, specifically the data integration, ad hoc products, EPM products and applications. And vice versa, the combined sales force will be able to bring enterprise reporting solution to many of the 17,500 customers of Business Objects.

Another element of the complementarities of the two companies is their international coverage. Business Objects brings a tremendous platform of expansion for Crystal Decisions’ products in Europe and at a smaller scale, to Japan. Crystal’s strong presence in the Americas strengthens the leadership of the combined company. In Asia-Pacific, Crystal Decisions has built a strong network, which will help further penetration of both the product lines. All in all, the combined company will be Number 1 in each of main market it serves. Finally, the main point is that we will offer unparalleled value to customers. They will be able to purchase all their BI products from one single vendor, from data integration all the way to analytic application. It will minimize their cost of ownership and maximize their value. Also, we will be able to provide them with world class consulting, education, support, and partners.

Let’s talk about integration. First we have - we are very aware that the challenges associated with such a combination; however great in appears on paper, lie in the execution of the integration. We feel however that we have all the fundamental elements to be successful. The businesses are complimentary. Each company brings a set of strength that will benefit the other. The two companies are in great health and very importantly, both leadership teams are excited about the combination. We have a clear vision of what the combined entity will be. In addition, the integration effort will be treated as the most important task in the company, with an integration office reporting directly to me and key leaders of both sides being working together. Although, we cannot today make specific statements about integration plans, we can share a few principles that we will follow. One, that is very important right away, will be our focus on growth. On the product, we have a number of important principles. First, we will continue to support both product lines. As I mentioned earlier, the products are very complimentary. Both companies have been very successful at selling a set of capabilities to their customers and have millions of happy users. We believe maintaining a high level of customer satisfaction is the key. We plan to continue the Crystal brand. It is one of the most recognized brands in the States. The data products have little overlap, but in the long-term both product teams have plans to duplicate the capabilities of the other. We intend to refocus R&D energies away from overlapping future projects and towards innovations and new high-growth areas. Finally we have a clear vision, a unified product line of best-of-breed products covering all areas of BI using the best technologies of both companies.

On sales integration principles, it is important to continue the strong growth of both companies. We believe because this is a relatively young and expanding market and because the products are similar and also complementary that we will have one sales force to sell the entire suite of products. That is the Crystal sales people will be able sell the Business Objects suite and vice versa. This will provide the sales team with twice as much to sell. The market is both unsaturated and growing quickly, so we also believe that we will require both companies’ entire sales team. In addition to proven enterprise sales channel of both companies, Crystal has developed a very strong inside sales organization, that is well equipped and we will re-equip with a larger product

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suite to leverage their capabilities and increase sales. We will also be able to enhance the current OEM relationships of both companies with a broader product suite.

And now I am going to hand it over to Jim Tolonen who will give your some details on the financials.

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

So, we are pleased with the economics of this transaction, not only does this give us the combined opportunity to be the clear market leader in business intelligence, as Bernard just discussed, but also it gives us an opportunity to improve the financial return for our shareholders. First and perhaps most important, a fair price combined with the use of some of currently low-yielding cash for part of the acquisition price, will, we believe, allow the combination to be immediately accretive to our 2004 results before purchase accounting adjustments. In addition, we believe we have the opportunity to achieve further combined cost synergies, as our operating structures and geographic presence are complementary, making the combination potentially even more accretive. As the transaction is not scheduled to close until the 4Q, joint teams will work together to plan our integration, which can begin at the end of this year. Our estimate of $25m of saving is approximately a 5% annualized savings of the combined 2004 expenses to be achieved pro rata during the year. We are already beginning to see opportunities to eliminate redundant services, make more economic volume purchases, share existing facilities and take advantage of each other’s strength. In addition, because both companies are growing, much of the saving for 2004 keeps from slowing future expense growth and in particular by avoiding what would otherwise be duplicate efforts. This is one of the advantages of bringing together two growing and profitable complementary businesses. And of course, we believe the combined company will be in a good position to further explore revenue synergies in both geography and the channels and as well as to provide more complete solutions to our customers.

To try to get a feeling for the economics of the combination, we have provided some preliminary numbers showing estimates for certain elements of the transaction. For the starting point, we are showing the current First Call consensus EPS for Business Objects for 2004 as we had not given any guidance ourselves for 2004 and Crystal Decisions’ as a private even though an SEC filing company does not have published estimates. Therefore this number is merely to show an approximate starting point for this discussion and is not intended to be new guidance. If we assume that Crystal Decisions’ revenue can continue to grow at a rate of approximately 20% in calendar year 2004, which, as Bernard pointed out, is down from the 30% rates of last several years and the margins remain constant. We could see an accretion of approximately $0.10 to $0.15 per share for new combined share. In addition, an improvement of approximately $25m of combined expenses for 2004 could provide an additional $0.15 to $0.20 per share accretion in the new entity. Of course, there will also be significant purchase accounting adjustments. We currently estimate that approximately $25-35m of current deferred maintenance and support revenue will be eliminated from 2004 revenue recognition even though customers have already prepaid these contracts and this could represent a reduction of $0.15 to $0.25 per share for the year. In addition, we anticipate approximately $200-300m of the purchase price will be allocated to intangibles and in-process R&D, which will be written off over several years in non-cash charges. Additionally, we estimate approximately $10m to $20m of stock based compensation charges — will be written off over the first two years. And finally, we estimate approximately $420-550m of goodwill will be put on the balance sheet from the residual purchase price not allocated to net assets or other intangibles. For our European GAAP statements, this too will be written off overtime.

And of course these numbers cannot be final until all analysis is completed and with the time the transaction is closed. Today, our announcement is of designing of the definitive agreement. We expect to file our shareholder proxy in August, which will include much more information on companies and the transaction. And we currently anticipate the transaction, which is subject to Business Objects’ shareholder approval; approval of both European and American regulatory authorities will close during the fourth quarter of this year. Bernard?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Thank you Jim. And before we conclude, I would like to ask Jon Judge, who is the Chief Executive Officer of Crystal Decisions, to say a few words about its perspective on transaction.

Jon Judge - Crystal Decisions - President and Chief Executive Officer

Great. Thanks Bernard. I would like to start by both my excitement and my enthusiasm for the coming together of these two great companies. I believe and completely agree with Bernard’s opening comment that this a defining moment for the

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business intelligence industry. I thought I might just take a couple of minutes give our understanding of our rationale for why we think this is a terrific coming together of these two companies. First, that has to do with some of the environmental influences. We have believed as company for sometime that the software industry is facing a period of consolidation and that there was a high likelihood that the business intelligence market would be affected. We also believe, that new - the new consolidated companies would be advantaged by size and scope and geographic coverage and financial power. And that the early movers would be clearly advantaged because they have the ability to pick their partners and ensure strategic fits. So, those were some environmental influences. On our company’s strategy specifically, we have had a strategy for sometime to achieve the industry leadership position, to be a $1b business, to be much more global than we have been, to have a much stronger product line, especially in the ad hoc query and analysis arena and have a much stronger services business. We also wanted to become a public company, both to have a public stock currency that would enable us to take advantage of merger and acquisition opportunities, but also to give our shareholders and our employees much more liquidity to be able to buy and sell both their options and their stock. This coming together of these two great companies, Business Objects and Crystal Decisions, accomplishes almost every strategic imperative that we had and it does it faster and potentially more completely than we could reasonably have expected to do it ourselves. I want to reiterate how extremely excited the Chrystal Decisions company and the Chrystal Decisions employees about this merger of two great companies. Thanks Don.

Don Markley - Business Objects - Director of Investor Relations

Thank you John. So, in conclusion, we are very excited about the transaction. We believe Business Objects will have superior competitive position and market share, a superior product offering, superior field coverage and execution, and superior financial strength and growth opportunities. And with that, I would like to turn the conference call to the operator to poll you for your questions.

Q U E S T I O N S     A N D     A N S W E R S

Operator

At this time, I would like to remind everyone, if you would like to ask a question, press star and then the number one on your telephone keypads. Again, that’s star, then the number one on your telephone keypad. Your first question is from Mr. Tom Ernst with Thomas Weisel Partners.

Tom Ernst - Thomas Weisel Partners - Analyst

Yes, good afternoon. Thank you and congratulations, certainly surprised. Bernard, first question for you. Are we going to see an Oracle bid for Business Objects next week?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

[Laughter] We would be surprised to think Oracle hasn’t said full (ph) at this point.

Tom Ernst - Thomas Weisel Partners - Analyst

Yes, I’m just kidding. Real question here. You mentioned that you can’t give a lot of details on the plan for integration, given you waiting for approval. Maybe, if you and John Judge can - John, why don’t you start to - can you describe a little bit about the culture of Crystal? I know it is a product-oriented company, but how do you see the culture of Crystal melding with Business Objects? What will be the challenges and what do you think of the synergies.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Well, it’s actually a great question. Crystal has been a company that has been extraordinarily focused on culture since its inception, and I’m sure Bernard would tell you, as we started the discussion about bringing these two companies together. We obviously were interested in assuring that the geographic complementary nature of the two businesses would be right, that the product, the complementary nature of the products would be right, that the complementary nature of the channels would be right and so on. And I’m sure Bernard will also tell you that we had quite a deal of, quite a bit of conversation about the culture of the companies coming together and to migrate, surprise, and delight as you would imagine, given the fact that we are on this call today. What we discovered, when we were going through that was that both companies have very similar cultures, both in the way that they think about their people and treat their people, as well as the work ethic of the company and the fact that they are very success driven, and industry-leading driven. So, my belief is that these two companies are going to come together extremely well. I think it’s a great question, by

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the way, because I think it’s one that causes issues with some mergers. But I think they are going to come together extremely well. And I guess the last thing that I would say on that note, Tom, that I found to be very similar in the two companies, we are both extraordinarily customer focused and extraordinarily customer-support focused. And it was quite a pleasure to see that when we went through our due diligence, was that it makes it very easy for us because basic beliefs are the same. Don?

Don Markley - Business Objects - Director of Investor Relations

I would second all that. It’s obviously some thing that is very important in such a combination, and we spent considerable time talking in order, the two leadership teams talked to each other, and it was key point in our decision process is to realize that the two companies, our values that are very aligned, and we both value, as John said, customer work ethics, people, product technology, and also integrity. We both will have very conservative ways to run our business, and that was very reassuring for both entities.

Tom Ernst - Thomas Weisel Partners - Analyst

Okay, great. Maybe as a quick follow-up. John, also maybe you would be best to help understand this. It looks with the unified sales force and if the quick back-of-the-envelope numbers are right, it looks like you are planning on essentially keeping the scale of the independent sales forces now combined. The culture of these two sales forces, from what I know, are fairly aggressive, smart, engaged kind of sales people. How do you manage the combination of, say, two reps at a key account, through this transition?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Well, we are very excited that we’ve got the number and scale that we’ll have when we combine the two sales organizations. And, quite frankly, the market is growing and the fact that we don’t cover all accounts today, leads us to believe that we not only need everyone we’ve got, but we can’t significantly expand our opportunity to hiring in the future. So, in joint conversations with John and Bill Gibson, we feel very confident that both sales organizations will be able to sell the other’s products, and will be able to leverage our account penetration even further into large enterprise accounts and geographically around the world. So, we just look at that last, Tom, we are pretty confident in that space.

Tom Ernst - Thomas Weisel Partners - Analyst

All right, great. Thank you all and congratulations again.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Thank you Tom.

Operator

Your next question is from Tad Piper with US Bancorp Piper Jaffray.

Tad Piper - US Bancorp Piper Jaffray - Analyst

Thank guys. Just a couple of quick questions on the quarter and then the breakdown of international revenue between the two. What percentage of revenue is Crystal internationally, and what was the currency impact for Business Objects from the current quarter? And then, I have a quick follow-up question.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Okay, so first of all, in terms of the base we are using, we are using the 12 months ending end of March. So, we are not discussing yet the details of the quarter, the last quarter. So, all the numbers that we have mentioned through this call, except for the estimates are based on the 12 months ending end of March. So, for these, I think the proportion is about 70, a little over - Crystal Decision’s international versus.

Bill Gibson - Crystal Decisions - Chief Operating Officer

So, we basically do North America. So it will include Canada. But, the North American versus the total revenues typically run between 72% and 74%, North America remainder and the rest of the world.

Tad Piper - US Bancorp Piper Jaffray - Analyst

Okay. And you mentioned sort of eliminating the areas, if you will, of R&D focus where you had some overlap, and there was some of that. But you also talked about then focusing the direction of the combined company, the complimentary product

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areas. Can you give us any insight into what that roadmap may in fact future may include?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

First of all, I want to be; maybe I want to clarify this comment. What we are saying is that at first the short-term plans remain the same, and we will continue to develop and support both product lines. However, if we look at the long-term plans, there were plans to each other move into the other’s category. So, what we will do is that instead of competing to have duplicate efforts, we will reorganize the R&D energies towards making sure that one team focuses on one type of functionality and products as opposed to have two teams developing the same thing. It doesn’t mean cutting, eliminating, it means reallocating energies and therefore the remaining energy being able, and resources being able to drive them towards new projects, new areas of business intelligence that have a high-growth potential. But at this point, it is too early to say exactly how these plans will unfold. We have been in discussions, but we’ll start the integration plan as soon as, now that we’ve just announced the agreement, in order to decide exactly how the products will fit with each other, how they will integrate.

Tad Piper - US Bancorp Piper Jaffray - Analyst

Okay, just one last question. I just want to confirm, you said that you’ll now report on the 31st of July. I’m just curious, the one week push out, will you have more comments about the deal at that time, is that why you are delaying the final result a little bit?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

The main reason is that we feel it is important to, since we have just announced this deal and it is a very important transaction for us, we felt it is important to be, to go on the road and to - so, we have a road show planned for next week where part of the team is, part of the team is going to be in the US. We don’t feel it is great to have a conference call when half of the team is in one continent and the other one in the other. So, we’ve decided to push by a few days the full earning release, so that we can all be together in the same place. So, it is only a question of logistics.

Tad Piper - US Bancorp Piper Jaffray - Analyst

I appreciate that. It looks like a great fit, thanks guys.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Thank you very much.

Operator

Your next question is from Ed Maguire with Merrill Lynch.

Ed Maguire - Merrill Lynch - Analyst

Yes, good afternoon. I was wondering if you could speak about areas of duplication that you might have in partnership agreements, where there might be some overlap with customers and sales territories, and in terms of geographic headcount?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Okay. So first in terms of partnerships, I think we have lots of complementarity’s more than overlap. Crystal Decisions has partnerships that we don’t have today. They have an important relationship with SAP that we have all intent to continue. They have a strong relationship with Microsoft. They have I think also partnership that are - that I think we are going to be able to expand. One example is the relationship that exists with PeopleSoft, that shows actually the complementarity’s of the products, as PeopleSoft shows Crystal as their main reporting product that they embed in their transaction applications or the core applications. However, for Enterprise Performance Management and Linux recently they decided to partner with Business Objects. So, it’s a good example of where the two strengths of the companies fit and how a company can expand its partnership. But, there is also a relationship with Hyperion that Crystal has, that we definitely would like to continue. And then - but in general Crystal has been very successful in OEMs, with 350 OEM partnerships. So that’s definitely we feel a very high complementarity’s. In terms of territory, it’s very, obviously way too early to say, but the idea of having one unified sales force for the combined entity is that it will significantly expand the coverage. Because, basically, instead of having two sales people competing on one account with half of a product line, you’ll now have two people covering two different accounts with twice as many products to sell. Therefore, it is a time four

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factor in terms of our capabilities. So, I think a great complementarity’s in this area.

Ed Maguire - Merrill Lynch - Analyst

Could you just give a sense of how the headcount mix compared between Business Objects and Crystal on a geographic basis, say between North America and Europe?

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

I don’t have the numbers right here, but obviously we have an extremely large presence in Europe in terms of the sales and marketing coverage. We have - I mean, I don’t know if you want to give the numbers for Europe on your side.

Don Markley - Business Objects - Director of Investor Relations

That will be a good jump

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

You don’t bring them out yet. Okay and so.

Jon Judge - Crystal Decisions - President and Chief Executive Officer

This is Jon Judge and I think what Don is telling is right. In general terms again, the people concentration for us tends to run with the revenue concentration. Not exactly the same but the large proportion of our people are in North America, and quite a few in Canada. We have people in Asia and we have people, obviously, in Europe, but the majority of our people would be largely in North America and I think, Bernard just said he has a fairly concentration in Europe.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Yes, I mean, as I mentioned during the presentation, Business Objects’ revenue in Europe is about four times the one in Europe, the one that Crystal Decisions have and however in the Americas we are about the same.

Ed Maguire - Merrill Lynch - Analyst

Great thanks, it’s very helpful.

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

Other thing, other point I would like to make — I think where your question is going is — remember that when we bring these two companies together, it is a highly accretive integration with actually no synergies. So what it does is it offers us tremendous opportunity to either take these same resources that we have to make them more productive or to get the same results, we have to spent less money. It is a marvelous opportunity that we have as a joint company to do that.

Operator

Your next question is from Jason Kraft with AG Edwards.

Jason Kraft - AG Edwards - Analyst

Thanks. Want to touch, maybe highlight the two big OEM partners for Crystal, Microsoft, and SAP and how it maybe SAP and what is you guys’ thought are there during I know because it is obviously lot of joint customers Crystal has a very large OEM range one (ph) of the high data and then give your thoughts on Microsoft and the much highly talented forthcoming reporting service product. And then I will follow up. Thanks.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Okay. So, lets talk about these two. SAP is obviously an important relationship for Crystal Decisions. SAP has decided to partner with them now for a while and embed Crystal Decisions’ products into their offering. Business Objects as you mentioned also has many, many joint customers with SAP. So, clearly our intend is to continue that relationship and offer an opportunity to expand it to involve more products but we definitely want to continue what has been started with both companies and be able to work in a stronger way in the future with SAP. I think there is tremendous synergy and opportunities and I think both customers of Crystal and Business Objects would like that to happen.

On Microsoft, as it was mentioned Crystal Decisions has had a very very strong partnership with Microsoft in the past and we intend to continue that partnership. Crystal Decisions, as I

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mentioned, has been embedded into Microsoft products for more than, almost ten years now. The tool choice of Microsoft developers, so they have hundreds, thousands of developers working. There has been billions of reports developed with Crystal Decisions in a Microsoft platform. So I think that partnership will continue because it is important for both companies. In the future, I think there will be some competition between Business Objects and Microsoft because the world is getting complex and with very large companies, it is always a mix of competition and cooperation. So we anticipate that. We believe that’s what the combined company offers is an opportunity for customers to have the leading set of products that to work across all platforms, not in a single stack, another single Microsoft stack, but not only work extremely well under Microsoft environment also in all the other environments.

Jason Kraft - AG Edwards - Analyst

Okay great and then if you can for Crystal’s trailing 12-month license revenue, what percentage of that was Crystal reports versus the newer Crystal Enterprise, if you can give a kind of a reference.

Don Markley - Business Objects - Director of Investor Relations

We have not broken that out, and of course it will be up to Bernard to decide in the future if he chooses to break it up. But I will give you sort of a rough sizing on that. Crystal Enterprise is a larger revenue stream that Crystal reports by a small amount and if you wanted to think about it — the easier way to think about it is that the two of them would be within a few percentage points of each other and probably in the mid-to-high forties.

Jason Kraft - AG Edwards - Analyst

Thank you.

Operator

Your next question is from Scott Penner with TD Newcrest.

Scott Penner - TD Newcrest - Analyst

Thanks. Just on the focus of the SAC, New SAC will now be a pretty large shareholder of Business Objects. Just want to get an idea of the lockup agreements in place?

Don Markley - Business Objects - Director of Investor Relations

Okay. So, the lockup agreement in place with New SAC is the following, they have the absolute lockup for 90 days, so nothing can happen in that period. After that, for each period of six months, they have the ability to sell 7.5%.

Scott Penner - TD Newcrest - Analyst

Okay.

Don Markley - Business Objects - Director of Investor Relations

And they’ve signed a formal shareholders agreement as well. So, it’s a very formal agreement.

Scott Penner - TD Newcrest - Analyst

Okay. Just as a follow up. The R&D write-off, can you just go through exactly what you meant by ‘it will be taken over time’?

Don Markley - Business Objects - Director of Investor Relations

Sure. We estimate there will be a number of intangibles and there will be two parts - the in-process R&D, which we expect to maybe be a third of the total of the numbers I mentioned, will be written-off upfront. With the identified ongoing intangibles will be having individual lives depending on their relative economics, and so we expect that would be in the two to four year range.

Scott Penner - TD Newcrest - Analyst

Right, I got you. Okay, thank you.

Operator

Your next question is from David Beck with RBC Capital Markets.

David Beck - RBC Capital Markets - Analyst

Good evening gentlemen. Just because you’re going out on the road next week, and I’m sure lot of investors will be asking the question. Bernard, any comments in terms of Business Objects forward outlook for Q3 or Q4 this year at this time?

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Bernard Liautaud - Business Objects - President and Chief Executive Officer

No. We will give that on the 31st.

David Beck - RBC Capital Markets - Analyst

Okay. Very good. And how about again - you’re probably going to defer this but - how about comments on Crystal’s performance in the June quarter and what their outlook was for the calendar year?

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

What we did was we just announced today, excuse me, we released our press release today on our June quarter, and I’ll just give you a couple of highlights on, what we released was that the June quarter came in at $78.2m in revenue. It came in at 17% EBITDA that roughs to, the $78.2m represented a 27% year-on-year growth. It represented a 7% sequential. It was our 12th consecutive quarter of growth and it, therefore, gave us a final year - our fiscal year ended in June, of $287.5m, which is a 32% year-on-year and a full-year operating margin of 15.9%, which I believe Bernard may have mentioned it earlier. So, it was a very strong quarter for us. Again as I mentioned, the 12th quarter in a row and we have not provided any forward-looking guidance all but that’s up there.

David Beck - RBC Capital Markets - Analyst

Okay. And you said Q4 before completion, any idea what time during Q4, and then maybe just the final question will be, the time frame on the maintenance deferred revenue again. I didn’t really understand what you were - how you were discussing that?

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

Yes. We don’t know the exact timing of the closing. It will depend on the regulatory approval processes. We’re initially targeting mid-quarter, but don’t know how long things will take in this environment. And with regard to the amortization and maintenance deferred revenue, all of that will come within the first 12 months on a declining scale.

David Beck - RBC Capital Markets - Analyst

Okay. So, you’re basically dividing, taking that 25 to 35 over 12 months on a declining scale?

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

Yes, that’s correct.

David Beck - RBC Capital Markets - Analyst

Okay. Very good. Thank you.

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

Thank you.

Operator

Your next question is from Imran Khan with Fulcrum Global Partners.

Imran Khan - Fulcrum Global Partners - Analyst

Yes, hi. My first question is actually for Jon Judge and then I’ll follow up for Jim and Bernard. Can you give us a sense like what percentage of your revenue comes from SAP and Microsoft?

Jon Judge - Crystal Decisions - President and Chief Executive Officer

No, I can’t, because we don’t break it out that way, but there is another point that I would like to make, that is our OEM arrangements with our client has been this way for 10 years or so, are not necessarily geared at current period revenue. They are geared at long-term relationships with our business partners and providing a proceeding opportunity to capture revenues some times down the path. So, it is not as much of a near-term thing as I think your question implies, but I’m - again, on this specific question, we don’t break out our revenues by specific business partners.

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Imran Khan - Fulcrum Global Partners - Analyst

Okay, and Jim, can you talk a little bit about like Crystal’s employee options plan, like how much options you are going to — will be converted into Business Objects’ options. And then I have a follow-up...

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

We will be assuming the option plans and there will be a lot more data on that topic on the proxy, which should come out during August.

Imran Khan - Fulcrum Global Partners - Analyst

And then, last question for Bernard, like, what does it mean for your E6 upgrade cycle, because I guess, you are in [Inaudible] stage of an upgrade cycle and how does, like the whole integration or upgrade cycle, should it be lengthening this?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

No, I mean, I think, first of all, the E6 tick up has been excellent, so we are very pleased with how things have started in the second quarter. So, we are getting really great reception on the product and we will provide more data on that, roughly we have generated so on in Q2 with Enterprise 6. The thing that has been clear in Q2 is that our win rate with Enterprise 6 is much much higher than with the previous versions. So, we are very pleased with that. In terms of the road map, the immediate road map is not changing. We have two released planned already short-term, there is a release coming this quarter that is still on track and we are not changing that plan, and there is a subsequent minor release afterwards, also that is still on plan. So, we are now in fact strengthened, and once the deal is closed and then we can really integrate, then we’ll start working on an upcoming product line road map.

Imran Khan - Fulcrum Global Partners - Analyst

Another question, sorry. Is there any French employment rules that might like create any restriction and kind of, in terms of headcount reduction for business objects, like, any comment on that?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

I think in general the French is such where there are fairly restrictive labor laws in terms of what you can do with employees and how are you going to effect reductions. But we don’t anticipate that to be an issue in any particular way. There is no change in the current situation versus what we had in the past.

Imran Khan - Fulcrum Global Partners - Analyst

Great, thank you.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Thank you.

Operator

Your next question is from Nathan Schneiderman with Wedbush Morgan Securities.

Nathan Schneiderman - Wedbush Morgan Securities - Analyst

Hi, thanks a lot, congratulations on the deal. Can you give us the approximate number of common customers? Do you have any sense of that?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

It’s actually not very easy to say, because we would both have, we both have very large customer bases as I mentioned in the 18,000 or so, about 25,000 for them. So, we are not able to give an accurate, I think it is several things, one is, I think, they have succeeded in a lot of areas where we are not at all, geography but also inside of companies, I think, they have probably a broader size set than we do. In large companies, I think we probably have some overlap. What’s important though is that the times where we compete is actually fairly small, we have looked at the times when we meet Crystal Decisions in competition, in competitive deals and is less than 10% in the qualified yields that are in our pipeline versus more than 4 times that for governance.

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Nathan Schneiderman - Wedbush Morgan Securities - Analyst

With Crystal, what percent of your revenue would you estimate as indirect versus direct?

Bill Gibson - Crystal Decisions - Chief Operating Officer

Nathan this is Bill Gibson. We don’t break that out. I’ll give you a, just a broad guesstimate that are broad ranged, that the direct revenue is fairly larger than the indirect revenue.

Nathan Schneiderman - Wedbush Morgan Securities - Analyst

Any sense of average deal size?

Bill Gibson - Crystal Decisions - Chief Operating Officer

Again, we don’t report those numbers either.

Nathan Schneiderman - Wedbush Morgan Securities - Analyst

Okay, and then in terms of the different product lines, what percent of Crystal’s revenue would you say overlaps with products offered by Business Objects?

Bill Gibson - Crystal Decisions - Chief Operating Officer

Well, we think it’s fairly small, I mean Crystal Decisions’ [Inaudible] the control of bill here is Crystal Decisions has two main product lines, Crystal Report and Crystal Enterprise. So, Crystal Report is the professional developers report authoring tool, and then Crystal Enterprise, it is basically the tool that enabled the mass distribution and consumption of reports. So, again I would - my earlier comments were, you have to look more in terms of the user base and the way the products are being used in corporations is very different. So, the way Crystal is being used is essentially reports are being developed by IT professionals and then they’re deployed on a large scale to end users who have fairly low needs of interactivity. Business Objects covers a range of users that it’s quite different. It’s that the power users, who want to create their own, want to do some analysis, want to use in their own queries (ph) and so on. So, we don’t cover the same population, and I think it’s clear actually customers recognize that difference and employ - a number of customers employ both products and employed it in a very satisfactory way, with these two different needs. So, we think that there is not a lot of overlap.

Nathan Schneiderman - Wedbush Morgan Securities - Analyst

A final question for you. I was just curious, if you could give us some sense of history on how the companies came together and perhaps to what extent was this motivated by - what’s going on with Oracle, PeopleSoft, JD Edwards or the developments such as Gartner’s report(ph) Microsoft reporting services. Thanks a lot.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Well, in terms of history, I think this is - there is something that the two companies have talked about recently, obviously, but we had talked a while back already, the companies started to get to know each other, and started developing strong respect for each other. This was not motivated by what’s happening in the Oracle or the PeopleSoft or whatsoever. I think the motivation was, we saw an opportunity, an opportunity to create the best company, to create the Number 1 company in this space, and we really felt that the market dynamics were leading towards that need. It’s a clear need for a company to stand out as the Number 1, as a one that can fulfill all requirements. On and on, when we go to customers, they express to us, to both companies we want to have one safe reliable partner with whom we can source all the products that we need for analytical requirements. And we felt that this was a real great opportunity and we - and it was at our initiative - when I decided to talk to the leadership team at Crystal Decisions several months ago and we realized that there was a commonality of view on that vision, and we decided to put it together and that’s how it came about.

Bill Gibson - Crystal Decisions - Chief Operating Officer

I would just say that Nathan, Bill Gibson again. I would just say that we have operated in the last 3 to 4 years from a position of holding business in very high regard. Their integrity, with which they have served their chosen markets, we thought, was very similar to our model, to our operating model. So, we felt like the synergies of bringing the two companies together would be very profound. And we are quite excited about it now because we think that at this point, the technology family that we will be able to bring to the market, which is again a very immature market, 10% or 15%, penetrated by most analyst’s expectations, I’m sure you would probably agree with those numbers, that this is a chance for the market to stabilize around a standard bearer company to give the customer a chance for total cost of ownership control and total vitality in innovation with the power

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of the two research and development teams that have singular strengths that are again are not very much in overlap. So, we think bringing those two R&D groups together, gives us the power of innovation that we think will give us a very, very competitive position as these product lines mold together in the future.

Operator

Your next question is from Brent Williams with McDonald Investments.

Brent Williams - McDonald Investments - Analyst

Hi guys. Just when I was looking forward to a real relaxing weekend.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Sorry Brent.

Brent Williams - McDonald Investments - Analyst

Let’s see, in looking at sort of the sales representatives on the Crystal side, how many of your field guys are doing typical sort of account selling versus how many guys do have that are doing geographic coverage?

Bill Gibson - Crystal Decisions - Chief Operating Officer

Brent, our guys pretty much operate in a model that is about named accounts, it is not about a geographic approach. It is about a named account approach. This industry and the take up (ph) the business intelligence technology is still again under penetrated. So, we work for the most part on a named account model that varies from geographically, but largely certainly in North America and Europe it’s a named account approach. A little bit different in the Asia-Pacific (ph) regions.

Brent Williams - McDonald Investments - Analyst

Okay. How many guys do you have in the field organization?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Brent, we have a real trouble of hearing you. If you could speak a little louder please.

Brent Williams - McDonald Investments - Analyst

Okay, What’s (Indiscernible)? How many guys do you have out in the geographies, and whether it’s apart from the telesales group?

Bill Gibson - Crystal Decisions - Chief Operating Officer

Well our total for Crystal, our total sales operation of people are actually attached to the customer in a selling capacity or a sales engineering capacity is a number of around 600. That includes the telesales team. So, we don’t work it out a lot lesser there. Our telesales team has been what we call our inside corporate account management team has been a very successful model for us. That is, we are just - could not be more pleased with the abilities that that team and that model of selling has developed for us. We don’t typically break that out, out of that 600. They are inside, inside there. They are, you know, I just could tell you that they are less than 20% of that total 600 who are inside sales. The rest of the people that are in the markets around the world.

Brent Williams - McDonald Investments - Analyst

Okay. And, let’s say - are all of your engineers in beautiful Vancouver or do you have folks in other areas, and I don’t mean sales engineers, I mean core R&D?

Bill Gibson - Crystal Decisions - Chief Operating Officer

Certainly. The vast majority of our core R&D is here in Vancouver. We do have some development that’s going on in Ipswich, England, but the vast majority of our R&D is done here in Vancouver.

Brent Williams - McDonald Investments - Analyst

Okay. And if you look at sort of the new customer part of the business as opposed to, you know, either maintenance renewals or, you know, are in a sort of a upgrade sales or, I guess, incremental capacity sales through existing customers. What

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percentage of the new customer acquisition typically would go through the telesales group versus field sales?

Bill Gibson - Crystal Decisions - Chief Operating Officer

We don’t work that out, it’s a nice sort of number but it’s not extraordinarily the large piece by these sorts.

Brent Williams - McDonald Investments - Analyst

Okay. And a couple of other minor things on the lockup. You said 7.5%. Is that every six months, is that 7.5% of the total stock of the combined company, or is that 7.5% of their holdings?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

7.5% of the total stock of the combined company.

Brent Williams - McDonald Investments - Analyst

Okay. And then last detail-oriented question. Who is going to be setting the marketing strategy for this organization? Have you guys thought that forward ahead yet?

Bill Gibson - Crystal Decisions - Chief Operating Officer

No. We can’t give more details on that. That’s going to be part of the integration process. It’s to determine who is going to determine the year overall strategy and who will be the people.

Brent Williams - McDonald Investments - Analyst

Okay. Well, that’s it from me, thank you very much.

Bill Gibson - Crystal Decisions - Chief Operating Officer

All right. Thank you.

Operator

Your next question is from Kash Rangan with Wachovia.

Kash Rangan - Wachovia Securities - Analyst

Hi. Thank you very much and congratulations for the transaction. Just a couple of questions. One, Bernard, you explained how the Crystal low interactivity, high-volume model sort of blends and is complementary with Business Objects model where you have a more interactive, high interaction intensive reporting model. How do you see that play out in the future? Do you see one BI platform supporting both these types of models in the future, and in that model, how you envision Microsoft reporting services fitting in with that? And I have a couple of follow-ups. Thanks.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

First, is that our vision is the one of a common product line that covers all the needs. So, clearly that is the first piece will be integration of the products into an environment that is very seamless for end-users, where they can assume and access and utilize. Our reports have been created in a Business Objects environment or in a Crystal reports environment in a very easy way. And then, progressively it’s towards accreting more integration between the two product lines using technologies, the best-of-breed technologies from both products. But, we clearly see the creation of a common product line, that’s our vision. That covers all the needs, again, of executives, power users, and information consumers. The role of Microsoft in reporting standards, I mean they have a reporting development language. I think we will work with them in looking at how that fits within our roadmap. This is a little bit too early to say because we are going to end the integration process in the coming months to come, we are going to look at that road map now and our R&D equation is different because we have a much broader set of resources to cover this growing market. But, as I mentioned, we anticipate that we’ll continue to partner. We’ll have to define how technology will fit in this partnership, but it’s a little early to say.

Kash Rangan - Wachovia Securities - Analyst

Great. And, can you comment on any retention program given that in technology mergers it’s all about the people, what specific initiatives has Business Objects taken to have lock-in, if you will use the expression ‘senior-management’, and what you’ve deemed and identified as high-quality important individuals in the Crystal organization?

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Bernard Liautaud - Business Objects - President and Chief Executive Officer

I’m not sure I’m ready to go into the details of what we’ve agreed on here, but what I would say that we have at Crystal Decision a great team, a team that has proven to be an extremely successful one, and has achieved. It’s mentioned in the presentation of Crystal Decision -- a remarkable performance. So, it’s a good opportunity, first of all here is to congratulate the team for accomplished, but leadership that has been very successful and therefore we have plans to work with the team together to create the new leadership team from both sides so that to create that combined entity. But retaining a number of people in this - in an overall company is absolutely key for us and we believe that we have put in place the right elements to make that happen.

Kash Rangan - Wachovia Securities - Analyst

Great and final question for you Jim. I was just wondering your thoughts on the - how you justify sort of the valuation of the deal. Looks like the purchase consideration is approximately $820m. How does that sort of dial into the revenue at Crystals and the earnings and sort of how does that tie into broader market valuations we are seeing in enterprise software? That is it thanks a lot.

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

Sure, obviously cash - transaction of this size there were investment bankers on both sides, so with the traditional methods of earnings and revenue, multiples and combination against comparables in the industry, other transactions etc. Overall, we are really pleased with what I think both sides feel was a fair and good transaction for both that allows the combined energy to be accretive up front and also gives a lot greater certainty and flexibility in scale and size to the combined organization. So, traditional methods of evaluation and comparable methods of earnings multiples for comparable companies in the industry as well as comparable to our own.

Kash Rangan - Wachovia Securities - Analyst

Great, thank you very much.

Jim Tolonen - Business Objects - Chief Financial Officer & Senior Group VP- Finance and Administration

I might point out just because there were a number of questions on Crystal and we had earlier said they were private companies but for those of you who haven’t done research in Crystal Decisions Company, they have been a publicly filing company for 12 quarters and so there are 10-Qs and 10-Ks, in fact their recent S1 available for like answering many of the questions that you might have.

Operator

Ladies and gentleman we have time for one more question. Your next question is from Graham Tinaca with Pinnacle Capital Management (ph)?

Graham Tinaca - Pinnacle Capital Management - Analyst

Hi guys congratulations to all. I just was wondering if you comment a little bit about the commonality of the product platforms. That has been an important part of the Business Objects’ sales picture for years. And I was wondering how difficult it might be to integrate really from a platform market as a point of view?

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Well, Graham that was an important part of the due diligence that we have done when the two companies talked. And at a point of talks between the two of product organizations, very open dialogue on that particular topic, and we felt that because the products have been well developed and well architectured, and have a strong component based architecture, we feel that the integration is really doable and in not too long of a time frame. So, we have looked at that and we have seen that in certain areas Crystal Decisions have strength better than ours and in others it’s our architecture has been stronger. So, but because of the [Inaudible] of those product lines, it’s doable again in a very nice way. And again the other - the first thing that we will do is to provide an entry point for products so that they can work [Inaudible] with each other and then progressively have more and more integration. But we have two very successful development teams, they are eager to start working on these issues as soon as obviously the deal is consumed.

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Graham Tinaca - Pinnacle Capital Management - Analyst

That is terrific and just one last question related to the cycles. The product refresh cycle and the developmental cycle for Crystal. Where is Crystal concerning those product line, Business Objects having just introduced a brand new refresh?

Bill Gibson - Crystal Decisions - Chief Operating Officer

We have new refreshes on our two major product families, Crystal Enterprise and Crystal Forbes, that will come out in 4Q of this year. So our product delivery schedules are pretty much as advertised and they will be met so the customers who have been counting on what we have been committed to deliver will be, those needed to be satisfied so our refresh will be in 4Q and that will maintain our current tradition of doing it fairly regularly on an annual cycle.

Graham Tinaca - Pinnacle Capital Management - Analyst

Thank you very much, congratulations.

Bill Gibson - Crystal Decisions - Chief Operating Officer

Thank you.

Bernard Liautaud - Business Objects - President and Chief Executive Officer

Thank you. All right, well I would like to again thank everybody for participating to the call, I know that it’s starting to get late on the East Coast and we also have a few that participated from Europe so I would like to thank them especially because it’s is definitely very late there. I remind everyone that there will be an additional call, which will be Monday morning European time at 8 o’ clock Paris time so it will be 11 p.m. California time on Sunday night and 8 a.m. [Inaudible] and information is in the press release for those who have the other - people who have not been able to participate to this call because it’s middle of the night there. But again I would like to summarize and say we are extremely excited on both side of this combination. Again it creates the largest company in business intelligence and we are very complimentary and very excited about our unified future. With that thank you very much and we will talk to you on our earnings call on 31. Thank you.

Operator

Thank you ladies and gentlemen for your participation. You may now disconnect at any time.

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Additional Information About the Proposed Acquisition and Where to Find It

Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.